TSX:GNG
www.goldengoliath.com

Golden Goliath Appoints new Director

Vancouver, Canada, April 2, 2014 Golden Goliath Resources Ltd. (TSX.V:GNG) (US:GGTH-F)

The Company is pleased to announce that it is adding an additional member to its Board of Directors. Mr Frank Hogel has agreed to join our already strong Board, which includes respected mining industry and business representatives.

Mr. Hogel currently serves as Chief Executive Officer of Peter Beck Performance Fonds, and sits on the advisory board of Concept Capital Management, an asset management Company focused on evaluating and investing in Canadian resource companies through equity investments and convertible bonds in the gold, silver, rare earth and potash spectrum. Mr. Hogel has a Master of Business Administration (FH) degree from the University of Nürtingen, Germany, with a focus on financial management, banking and international business & management.

Golden Goliath CEO, Paul Sorbara comments “We are very pleased to have Frank on the Board. His extensive experience and knowledge will be invaluable to the Company as it moves forward.”

About Golden Goliath

Golden Goliath Resources Ltd. is a junior exploration company listed on the TSX Venture Exchange (symbol GNG). The Qualified Person for the Uruachic project is J. Paul Sorbara M.Sc., P.Geo. The Company is focused on exploring and developing the gold and silver potential of an historic mining camp located in the world famous Sierra Madre Occidental Mountains of northwestern Mexico. Golden Goliath’s Uruachic claims are owned 100% by the Company and are fully paid for with no property option or purchase payments to make.

To find out more about Golden Goliath visit our website at www.goldengoliath.com.

FOR MORE INFORMATION CONTACT:

Golden Goliath Resources Ltd.

J. Paul Sorbara, M.Sc., P.Geo

President & CEO

Phone: +1(604) 682-2950 Email: jps@goldengoliath.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.